FORM 4


Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).
(Print or Type Responses)


UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940
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1.	Name and Address of Reporting Person
DeSTEFANO,  JAMES L.
PO Box 253
Lake Winola   PA   18625

2.	Issuer Name and Ticker or Trading Symbol
EMCEE BROADCAST PRODUCTS INC.      "ECIN"

3.	I.R.S. Identification Number of Reporting Person, if an entity (voluntary)

4.	Statement for Month/Year
September, 2001

5.	If Amendment, Date of Original (Month/Year)

6.	Relationship of Reporting Person(s) to Issuer
(Check all applicable)
X Director
X Officer - President/CEO

7.	Individual or Joint/Group Filing (Check Applicable Line)
X   Form filed by One Reporting Person
___ Form filed by More than One Reporting Person


Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.	Title of Security
2.  	Transaction Date (Month/Day/Year)
3.	Transaction Code
4.	Securities Acquired (A) or Disposed of (D)
	Amount
	(A) or (D)
	Price
5.	Amount of Securities Beneficially Owned at End of Month
6.	Ownership Form: Direct (D) or Indirect (I)
7.	Nature of Indirect Beneficial Ownership


Common stock
09/21/01
P
200
A
$0.86
D

Common stock
09/24/01
P
100
A
$0.85
D

Common stock
09/24/01
P
1,000
A
$0.83
D
33,276

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security
2.	Conversion or Exercise Price of Derivative Security
3.	Transaction Date (Month/Day/Year)
4.	Transaction Code
5.	Number of Derivative Securities Acquired (A) or Disposed of (D)
6.	Date Exerciseable and Expiration Date  (Month/Day/Year)
7.	Title and Amount of Underlying Securities
8.	Price of Derivative Security
9.	Number of Derivative Securities Beneficially Owned at End of Month
10.	Ownership Form of Derivative Securities Beneficially Owned at End of Month
11.	Nature of Indirect Beneficial Ownership


/s/ James L. DeStefano
JAMES L. DeSTEFANO
Signature of Reporting Person

Date:  October 2, 2001